Filing under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Filing by: Source Capital

Subject Company: 180 Degree Capital Corp.

SEC File No. of 180 Degree Capital Corp.: 811-07074

February 4, 2025

Board of Directors

c/o 180 Degree Capital Corp.

7 N. Willow Street, Suite 4B

Montclair, NJ 07042

Re: Non-Binding Proposal - 180 Degree Capital Shareholders to Receive 101% of Net Asset Value

To the Board of Directors of 180 Degree Capital Corp.:

We are disappointed that the Board quickly rejected Source Capital’s non-binding initial proposal in three business days without any dialogue with Source to reach an agreement that would maximize value for all TURN shareholders.

The market reacted positively to our proposal, and at least one large shareholder has publicly urged you to engage with us.

We remain committed to a potential merger and hope to work constructively with TURN’s Board of Directors.

Sincerely,

Ryan Leggio

First Pacific Advisors, Partner

Source Capital, VP Strategy

Forward-Looking Statements

Certain statements contained in this letter are forward-looking and/or based on current expectations, projections, and information currently available. Future events or results may vary significantly from those expressed and are subject to change at any time in response to changing circumstances and industry developments. The information and data contained herein has been prepared from public sources believed reliable. We disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information and Where to Find it

If the proposed transaction is fully negotiated in a mutually acceptable form, Source intends to file with the SEC on Form N-14 and mail to TURN’s shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”), which would serve as a proxy statement for TURN and a registration statement for Source.  The Joint Proxy Statement would contain important information about Source, TURN, the merger and related matters. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. IF THE TRANSACTION PROCEEDS, SHAREHOLDERS OF TURN ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN OR IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOURCE, TURN, THE MERGE AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or by directing a request to:

C/O UMB FUND SERVICES, INC.

235 WEST GALENA STREET

MILWAUKEE, WISCONSIN 53212

Participation in the Solicitation

Source, its trustees, certain of its executive officers and certain employees and officers of FPA may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about Source, its trustees, certain of its executive officers and certain employees and officers of FPA will, if an agreement is reached, be set forth in the Joint Proxy Statement.  These documents may be obtained free of charge from the sources indicated above. None of Source, FPA, nor to FPA’s knowledge, any of their respective officers, directors or trustees, owns any securities of TURN.   Information regarding Source Capital’s officers and trustees is available in the Section entitled “Proposal 1—Election of the Board” in Source’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 19, 2024.  Information regarding FPA and its officers and directors is available in Schedule A to its Form ADV Part 1A.